

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2012

Via Facsimile
Stephen I. Chazen
President and Chief Executive Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd.
Los Angeles, CA 90024

>   **Re: Occidental Petroleum Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 23, 2012**
>   **File No. 001-09210**

Dear Mr. Chazen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business and Properties, page 3

Oil and Gas Operations, page 3

Comparative Oil and Gas Proved Reserves and Sales Volumes, page 3

1.   We note that in your reserves table at page 3, you have not separated your proved reserves disclosure into developed reserves and undeveloped reserves. In accordance with Item 1202(a)(2) of Regulation S-K, please revise to provide this level of detail or to make reference to the disclosure provided in the notes to your financial statements at pages 72-75.

Risk Factors, page 6

Governmental actions and political instability may affect Occidental's results of operations, page 6

2.   We note your reference to hydraulic fracturing and actual or potential regulation. We also note that your "competitive strategy relies on increasing production through . . . enhanced oil recovery projects in mature and underdeveloped fields." While you discuss your use of and explain the waterflood, steamflood, and CO2 enhanced oil recovery injection methods, we see no similar mention of hydraulic fracturing. We note that you have posted on Frac Focus (http://www.hydraulicfracturingdisclosure.org), hydraulic fracturing fluid product component information disclosure for over 600 wells in the United States. If material, please revise this risk factor section to disclose the material risks related to hydraulic fracturing operations, including financial and operational risks.

Occidental's businesses may experience catastrophic events, page 7

3.   We note that you added cyber attacks to the list of potential catastrophic events in this risk factor. In future filings, beginning with your next Form 10-Q, please provide a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation by cyber attacks. In addition, please tell us whether you have experienced cyber attacks in the past. If so, please also disclose that you have experienced such cyber attacks in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Management's Discussion & Analysis of Financial Condition and Results of Operations, page 10

Oil and Gas Segment, page 13

Proved Reserves, page 16

Proved Undeveloped Reserves, page 17

4.   We note from your disclosure, in combination with your tabular presentation of "Total Reserves" on page 75, that your total proved undeveloped reserves increased from 760 MMBoe at the end of 2010 to 764 MMBoe at the end of 2011, a net increase of 4 MMBoe. Additionally, you state you added 307 MMBoe for improved recovery, extensions and discoveries and purchases, offset by converting and transferring 178 MMBoe of your proved undeveloped reserves at the end of 2010 to proved developed reserves. In reconciling this activity from your disclosures, there appears to be an unexplained net decrease of 125 MMBoe. Accordingly, please tell us whether any

additional material gross changes occurred to your proved undeveloped reserves, consistent with the requirements of Item 1203(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or W. Bradshaw Skinner, Senior Assistant Chief Accountant, at (202) 551-3489, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, Laura Nicholson, Staff Attorney, at (202) 551-3584, or me, at (202) 551-3745, with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

H. Roger Schwall
Assistant Director